2008 Annual Shareholder Meeting

The Fund's 2008 annual meeting of shareholders ("Annual Meeting") was held on April 17, 2008, for the following purposes:

      1.    To elect a Board of five (5) Directors.

      2. To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2008.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, and Benedict J. Smith. Such directors constitute all of the directors of the Fund. Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund's independent registered public accountants for the 2008 calendar year.

Tabulation Report
-----------------
Proposal 1 - Election of Directors
                                        For                    Withheld
                                        ---                    --------
Robert M. Bilkie, Jr.                1,586,940                   95,266
Carl A. Holth                        1,583,672                   98,534
Peggy L. Schmeltz                    1,579,747                  102,459
Luke E. Sims                         1,582,491                   99,715
Benedict J. Smith                    1,576,066                  106,140


Proposal 2 -  Selection of Plante & Moran, PLLC

                         For     Against      Abstain          Withheld
                         ---     -------      -------          --------
                     1,596,808    8,581        76,815              0


Total shares issued and outstanding on record date: 2,947,082